Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated June 5, 2024

Relating to Preliminary Prospectus Supplement Dated June 4, 2024

Registration Statement No. 333-278246

ANNEXON, INC.

$125,000,000

Common stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the offering of shares of common stock and pre-funded warrants to purchase common stock described below and should be read together with the preliminary prospectus supplement dated June 4, 2024 (the “Preliminary Prospectus Supplement”), and the accompanying base prospectus dated April 1, 2024 included in the Company’s Registration Statement on Form S-3 (File No. 333-278246) (the “Base Prospectus”), including the documents incorporated by reference therein. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the terms of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, being offered by Annexon, Inc. (“we,” “us,” “our,” “the Company” and “Annexon”). Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of outstanding options or warrants.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement and the Base Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized but not defined terms used in this free writing prospectus have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Annexon, Inc.

Common stock offered by us:	$125,000,000 of shares of our common stock.

Pre-funded warrants offered by us:

We are also offering, in lieu of common stock to certain investors that so choose, pre-funded warrants to purchase     shares of our common stock. The purchase price of each pre-funded warrant equals the price per share at which the shares of our common stock are being sold to the public in this offering, minus $0.001 which is the exercise price of each pre-funded warrant per share. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance of such pre-funded warrant, subject to an ownership limitation. See “Description of Pre-Funded Warrants.” This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to issuance of common stock upon the exercise of the pre-funded warrants during the 60-day period following the date of the final prospectus supplement to be filed in connection with this offering.

Option to purchase additional shares	We have granted the underwriters an option, for a period of 30 days, to purchase additional shares of our common stock. The number of shares subject to the underwriters’ option equals 15% of the total number of shares of common stock we are offering plus the shares of common stock underlying the pre-funded warrants.

Listing:	Shares of our common stock are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ANNX.” We do not intend to apply for listing of the pre-funded warrants on Nasdaq or any securities exchange or nationally recognized trading system. There is no public trading market for the pre-funded warrants, and we do not expect a market to develop. Without a trading market, the liquidity of the pre-funded warrants will be extremely limited.

Risk factors

There is no public market for the pre-funded warrants being offered in this offering.

There is no established public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list these pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of these pre-funded warrants will be limited.

We will not receive any meaningful amount of additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant has an exercise price of $0.001 per share of common stock. Each pre-funded warrant will be exercisable until it is fully exercised by means of payment of this nominal purchase price. Accordingly, we will not receive any meaningful additional funds upon the exercise of the pre-funded warrants.

Holders of pre-funded warrants purchased in this offering will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire our common stock.

Until holders of the pre-funded warrants acquire shares of our common stock upon exercise of such pre-funded warrants, the holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants, such as voting rights or the rights to receive dividends. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise.

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

Holders of the pre-funded warrants will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed a specified percentage of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. See “Description of Pre-Funded Warrants.” As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $     million, or approximately $    million if the underwriters exercise their option to purchase additional shares of our common stock in full, in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates exclude the proceeds, if any, from the exercise of pre-funded warrants sold in this offering.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to advance ANX005 in GBS, including through a BLA submission, to advance the global registrational program for ANX007 in geographic atrophy, for the development of our pipeline of other product candidates and for working capital and other general corporate purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including our development and commercialization efforts with respect to our product candidates, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. Based upon our current operating plan, we believe that the net proceeds of our offering, together with our existing cash and cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements into     .

Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Description of pre-funded warrants

The following is a summary of the material attributes and characteristics of the pre-funded warrants. The form of pre-funded warrants will be provided to the pre-funded warrant purchasers in this offering and will be filed as an exhibit to a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”), in connection with this offering. The following summary is subject in all respects to the provisions contained in the pre-funded warrants. Pre-funded warrants will be issued in certificated form only.

Duration and exercise price

Each pre-funded warrant entitles the holder thereof to purchase shares of our common stock at an exercise price equal to $0.001 per share. Each pre-funded warrant will be exercisable at any time beginning on the date of issuance. The number of shares of our common stock issuable upon exercise of each pre-funded warrant is subject to appropriate adjustment in the event of certain stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The pre-funded warrants do not expire.

Exercisability

The holder of the pre-funded warrant may exercise the pre-funded warrant by delivering an exercise notice, completed and duly signed, and payment in cash of the exercise price for the number of shares of our common stock for which the pre-funded warrant is being exercised. The holder of the pre-funded warrant may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the pre-funded warrant in shares of common stock determined according to the formula set forth in the pre-funded warrant. Upon a holder’s exercise of the pre-funded warrant, we will issue the shares of common stock to which the holder is entitled pursuant to such exercise within two trading days after the exercise date. A holder of the pre-funded warrant will not be entitled to exercise any portion of such pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder for purposes of Section 13(d) of the Exchange Act) to exceed 9.99% of the total number of then issued and outstanding shares of common stock, as such percentage ownership is determined in accordance with the terms of the pre-funded warrant and subject to such holder’s rights under the pre-funded warrant to increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from such holder to us.

Fundamental transaction

In the event of any fundamental transaction, as described in the pre-funded warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our shares of common stock, then upon any subsequent exercise of a pre-funded warrant, the holder will have the right to receive as alternative consideration, for each share of common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of common stock for which the warrant is exercisable immediately prior to such event.

Transferability

Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Exchange listing

There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system. We do not intend to list the pre-funded warrants on Nasdaq or any securities exchange or nationally recognized trading system. We will initially serve as the warrant agent under the pre-funded warrants.

Rights as a stockholder

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their pre-funded warrants.

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The per share underwriting discounts and commissions for the pre-funded warrants will be equal to the per share underwriting discounts and commissions on the shares of common stock sold in the offering.

Material U.S. federal income tax considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the shares of common stock and pre-funded warrants, which we refer to collectively as the “Securities,” issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the Securities. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of the Securities.

This discussion is limited to holders that hold the Securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax provisions of the Code or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons holding the Securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell the Securities under the constructive sale provisions of the Code;

•	persons holding the Securities as “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons who hold or receive the Securities pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the Securities being taken into account in an “applicable financial statement” (as defined in the Code);

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Treatment of pre-funded warrants

Although not free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes, and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of common stock, as described below. Except where specifically noted below, the following discussion assumes the characterization described above is respected for U.S. federal income tax purposes. However, this characterization is not binding on the IRS, and the IRS may treat the pre-funded warrants as warrants to acquire shares of our common stock. If so, the tax consequences with respect to an investment in our pre-funded warrants could differ. Holders should consult their tax advisors regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including alternative characterizations).

Tax considerations applicable to U.S. holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. holder” is any beneficial owner of the Securities that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Distributions

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our common stock. However, if we do make distributions on the Securities, such distributions of cash or property on the Securities will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. holders, including individuals, are generally taxed at the lower applicable long-term capital gains rate provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. holder’s adjusted tax basis in its Securities, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of the Securities.

Sale or other taxable disposition of the Securities

Upon the sale, exchange or other taxable disposition of the Securities, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other taxable disposition and (ii) such U.S. holder’s adjusted tax basis in the Securities. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such Securities is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to certain limitations.

Exercise of pre-funded warrants

A U.S. holder generally will not recognize gain or loss (other than with respect to cash paid in lieu of a fractional share) upon the exercise of a pre-funded warrant. Upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price.

In certain circumstances, the pre-funded warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a pre-funded warrant on a cashless basis, including with respect to their holding period and tax basis in the shares of common stock received upon exercise.

Constructive dividends on pre-funded warrants

A holder of a pre-funded warrant may, in some circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or to the number of shares of common stock issuable upon exercise of the pre-funded warrant. U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Information reporting and backup withholding

A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on the Securities (including constructive dividends) or receives proceeds from the sale or other taxable disposition of the Securities. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

(a)	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

(b)	furnishes an incorrect taxpayer identification number;

(c)

is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax considerations applicable to non-U.S. holders

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of the Securities that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our common stock. However, if we do make distributions on the Securities, such distributions of cash or property on the Securities will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will first constitute a return of capital and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Securities, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of the Securities. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Dividends paid to a non-U.S. holder of the Securities that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding the Securities in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and may need to be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular rates applicable to U.S. persons. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Exercise of pre-funded warrants

A non-U.S. holder generally will not be subject to U.S. federal income tax on the exercise of pre-funded warrants into shares of common stock (except to the extent cash is received in lieu of fractional common shares and certain other conditions are present, as described below under “—Sale or other taxable disposition of the Securities”). However, if a cashless exercise of pre-funded warrants results in a taxable exchange, as described in “—Tax considerations applicable to U.S. holders—Exercise of pre-funded warrants,” the rules described below under “—Sale or other taxable disposition of the Securities” would apply.

Sale or other taxable disposition of the Securities

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the Securities unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	the Securities constitute U.S. real property interests (“USRPIs”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized upon the sale or other taxable disposition of the Securities, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Constructive dividends on pre-funded warrants

A non-U.S. holder of pre-funded warrants can be treated as receiving deemed payment of a taxable dividend under certain circumstances as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of common stock issuable upon exercise of the pre-funded warrant. Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments to the pre-funded warrants.

Information reporting and backup withholding

A non-U.S. holder will not be subject to backup withholding with respect to distributions on the Securities we make to the non-U.S. holder (including constructive dividends), provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on the Securities to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of the Securities within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of the Securities outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of the Securities conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on the Securities, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of the Securities paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including deemed dividends). Because we may not know the extent to which a distribution (including a deemed distribution) is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of the Securities on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our common stock will be applicable to the shares underlying the pre-warrants upon issuance.

We have filed a registration statement, including the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the Base Prospectus and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 547-6340, or by email at Prospectus_Department@Jefferies.com; or TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846, or by email at TD.ECM_Prospectus@tdsecurities.com; BofA Securities NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, by telephone at 800-645-3751 (option #5) or by email at WFScustomerservice@wellsfargo.com.